130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@AvalonAM.com www.AvalonAdvancedMaterials.com

NEWS RELEASE

September 4, 2018	No. 18-14

Avalon discovers new lithium pegmatite with grades over 2.5%
Li2O at Separation Rapids Lithium Project, Kenora, ON

Toronto, ON – Avalon Advanced Materials Inc. (TSX: AVL and OTCQX: AVLNF) (“Avalon” or the “Company”) is pleased to report the discovery of a new lithium pegmatite on its 100% owned Separation Rapids Lithium Property near Kenora, Ontario. The new discovery, named the Snowbank Pegmatite, occurs on the Paterson Lake claims acquired by Avalon in 2017, approximately four kilometres northwest of the main Separation Rapids lithium deposit. It was discovered in a large outcrop area traceable for over 100 metres along strike (open under overburden at both ends) averaging 6 metres wide. Like the main deposit, the lithium occurs primarily in the ore mineral petalite, which occurs as large crystals up to 15 centimetres in diameter. Individual channel samples have yielded assays of up to 2.51% Li2O over 1.1 metres, indicating that petalite comprises approximately 50% of the mineral content in the rock sampled.

The Snowbank Pegmatite was discovered in the course of a summer geological mapping and geochemical sampling program on the Paterson Lake claims, following up on other known petalite pegmatite occurrences in the area. The new discovery illustrates how challenging even coarse grained petalite can be to recognize in the field (due to its similar appearance to common feldspar) and how much potential there may be for more discoveries in the Separation Rapids area to extend the life and production capacity for the new operation planned for the main deposit. Next steps will include a first phase drilling program tentatively planned for winter 2019.

Following the discovery, a preliminary channel sampling program was carried out, focused on the petalite mineralized areas, with results compiled in the table below. The main Snowbank Pegmatite zone is up to 9 metres wide, but pinches and swells with some sections bifurcating into two to three smaller parallel dykes from 1 to 3 metres in width, for a combined average width of 6 metres, over the 100 metre long exposure. Individual dykes exhibit classic pegmatite zoning features, with an internal assemblage of coarse petalite, potassium feldspar, albite and quartz, flanked by narrow albitic border and wall zones. Three channel samples collected from the petalite mineralized sections of the main Snowbank Pegmatite zone average 1.40% Li2O, while three other parallel dykes, also sampled, locally host similar mineralization over narrower widths.

Highlights include lithium values of 1.53% Li2O over 2.6 metres in channel 1A; 1.61% Li2O over 2.3 metres in channel 2B; and 1.07% Li2O over 2.9 metres in channel 4A - comprising six out of 11 analysed samples. The channel samples are all close to right angles to the strike of the pegmatite and thus approximate true widths. The values can be compared with the 0.6% Li2O cutoff grade and 1.4% Li2O resource grade at the main Separation Rapids lithium pegmatite deposit. The three channels are distributed over a strike length of just over 30 metres, with spacing averaging about 10 metres, in one discrete pegmatite dyke. Visible petalite is exposed continuously for about 100 metres. Sampling methods and analysis details are included as footnotes to the table below.

Avalon’s Paterson Lake claims, contiguous with the claims and mining lease hosting the Separation Rapids lithium deposit, host three previously-known pegmatite occurrences: the Glitter, Wolf and Rattler (of which the Glitter is known to contain petalite). These occurrences fall within the same geological structure that hosts Avalon’s main Separation Rapids deposit. The new Snowbank Pegmatite is located two kilometres southeast of the Glitter and four kilometres northwest of Separation Rapids, with potential for more petalite pegmatite discoveries along this minimum six kilometre trend.

The next steps for advancing Avalon’s knowledge of the Snowbank Pegmatite, along with the nearby Glitter, Wolf and Rattler pegmatite occurrences, are further rock sampling, possibly accompanied by trenching, and finally drilling. Avalon now has multiple drill targets on the western part of the property that would be most easily accessed in winter.

The Paterson Lake claims are located in the traditional territory of the Wabaseemoong Independent Nation of Whitedog, Ontario. Engagement is ongoing with local Indigenous communities, provincial regulators and municipal government.

The technical information included in this news release has been reviewed and approved by the Company’s Vice President, Exploration, Dr. William Mercer, P. Geo (Ont), who is a Qualified Person under NI 43-101.

About Avalon Advanced Materials Inc.
Avalon Advanced Materials Inc. is a Canadian mineral development company specializing in niche market metals and minerals with growing demand in new technology. The Company has three advanced stage projects, all 100%-owned, providing investors with exposure to lithium, tin and indium, as well as rare earth elements, tantalum, niobium, and zirconium. Avalon is currently focusing on its Separation Rapids Lithium Project, Kenora, ON and its East Kemptville Tin-Indium Project, Yarmouth, NS. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@AvalonAM.com, or phone Don Bubar, President & CEO, at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to statements about the potential that there may be for more discoveries in the Separation Rapids area to extend the life and production capacity for the new operation planned for the main deposit, that next steps will include a first phase drilling program tentatively planned for winter 2019, that the next steps for advancing knowledge of the Snowbank Pegmatite along with the nearby Glitter, Wolf and Rattler pegmatite occurrences would be further rock sampling, possibly accompanied by trenching, and finally drilling, and that Avalon also now has multiple drill targets on the western part of the property that would be most easily accessed in winter Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “potential”, “scheduled”, “anticipates”, “continues”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, “planned”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be” or “will not be” taken, reached or result, “will occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, and the possibility of cost overruns or unanticipated costs and expenses as well as those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.

Table 1: Results of Channel Sample Analysis, Snowbank Pegmatite, Separation Rapids Property

Channel number	Sample number	Length (m)	Li2O (%)
MAIN PEGMATITE
Channel 1A		2.60	1.53
including	W860205	1.30	0.99
and	W860206	1.30	2.08
Channel 2B		2.30	1.61
including	W860209	1.20	0.78
and	W860210	1.10	2.51
Channel 4A		2.90	1.07
including	W860213	1.30	0.90
and	W860214	1.60	1.21
PARALLEL PERIPHERAL PEGMATITES
Channel 1B	W860207	1.20	1.19
Channel 2A	W860208	0.88	0.43
Channel 2C	W860211	0.48	0.84
Channel 3	W860212	0.62	0.08
Channel 4B	W860215	1.07	1.64

NOTES

  Sampling was supervised in the field by Avalon geologist J.C. Pedersen, P.Geo.
  Samples were collected by channel sampling using a portable rock saw, making two cuts about 5 centimetres apart and chiseling out the sample in between. For each analysed sample the cuts and sample were continuous. The average weight of each of the twelve samples was 3 kgs with a range of 1.3 to 4.8 kgs.
  Samples were shipped to ALS Global Laboratory in Thunder Bay. Lithium was analysed by method ME-4ACD81 and re-analysed by method LI-OG63 for concentrations above 0.5% Li.
  QA/QC samples (standard and blank) were included with the sample batch and gave acceptable results.